Exhibit 2
Japanese GAAP
Consolidated Financial Statements
(TRANSLATION)
August 4, 2005
Condensed Statements of Consolidated Financial Results
For the Three Months Ended June 30, 2005

Company Name:	NISSIN CO., LTD.
(URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571)
New York Stock Exchange (Trading Symbol: NIS)

President:	Kunihiko Sakioka,
Representative Director

Inquiries:	Hitoshi Higaki,
Senior Managing Director
(Tel: +81-3-3348-2424)

Application of GAAP:	Japanese GAAP

Japanese GAAP
Consolidated Financial Statements
(Note: All amount except for percentages and per share data, in these financial statements are rounded down to the nearest unit)
1.	Items Relating to the Preparation of Consolidated Financial Statements
(1)	Adoption of the simplified method in accounting principles: None

(2)	Changes in accounting principles compared with the previous fiscal year: Yes

(3)	Changes in scope of consolidation and application of equity method : Yes

Newly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	1 company
2.	Summary of the Consolidated Financial Results for the Three Months Ended June 30, 2004 and 2005, and for the Year Ended March 31, 2005
1)	Consolidated Operating Results

	Three Months Ended June 30,				Year Ended March 31,
	2004		2005		2005
		Percentages		Percentages		Percentages
	Amount	(Note 2)	Amount	(Note 2)	Amount	(Note 2)
			( in millions except percentages)
Operating revenues	¥10,622	(6.8)%	¥11,730	10.4%	¥45,867	0.4%
Operating income	2,896	13.9	1,668	(42.4)	8,619	(25.4)
Ordinary income	2,753	10.8	1,775	(35.5)	8,592	(22.7)
Net income	3,460	175.8	1,322	(61.8)	6,525	5.5

	Three Months Ended June 30,		Year Ended March 31,
	2004	2005	2005
		( in yen)
Net income per share:
Basic	¥13.68	¥2.12	¥12.67
Diluted	12.42	1.93	11.53

Notes:	1.	On November 19, 2004, NISSIN completed a 2-for-1 stock split and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split.

	2.	The percentages indicated in the rows for operating revenues, operating income, ordinary income and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements
Overview of Consolidated Operating Results
For the three months ended June 30, 2005, the Japanese economy not only showed signs of improvement with the rise in corporate profits and better business conditions but also began to show signs of increasing employment and personal consumption. However, this situation may not indicate that the Japanese economy is overcoming its severe deflation due to worrying factors including the rise of crude oil prices, fiscal reconstruction, and the concerns about public pensions.
Moreover, although the corporate financing environment has continued to improve on the whole, small and medium-sized business entities with low creditworthiness remain in severe situations.
In the business finance industry, the small and medium-sized business owner loan industry, which in the past was primarily monopolized by regional financial institutions and a non-bank financial institutions, has become more competitive as a result of competition for customer acquisition due to industry strengthening and the market entry of major financial institutions, consumer finance companies, and different types of businesses.
Moreover, in the consumer finance industry, not only ordinary unsecured loans but also debt-consolidation loans in niche markets, have become more competitive as a result of competition for customer acquisition due to further market cultivation by financial institutions including mega-bank groups, and major consumer finance companies, as well as the entry of different types of businesses such as information technology (IT) companies.
In this business environment, while aiming at progress towards our goal of becoming a “Total Financial Solution Provider”, we have focused our efforts on the expansion of financial solutions and enhancement of our surrounding businesses centering on our integrated financial services and loan servicing business in order to realize a “Financial One Stop Service” for our customers.
As a result of these efforts, total operating assets as of June 30, 2005 were ¥168,676 million, an increase of ¥29,877 million, or 21.5%, compared with operating assets at the end of the corresponding period of the previous fiscal year. Total operating revenues for the three months ended June 30, 2005 were ¥11,730 million, an increase of ¥1,107 million, or 10.4%, compared with total operating revenues for the corresponding period of the previous fiscal year. Operating income was ¥1,668 million, a decrease of ¥1,227 million, or 42.4%, compared with operating income for the corresponding period of the previous fiscal year. Ordinary income was ¥1,775 million, a decrease of ¥978 million, or 35.5%, compared with ordinary income for the corresponding period of the previous fiscal year. As the result of the above, net income was ¥1,322 million, a decrease of ¥2,137 million, or 61.8%, compared with net income for the corresponding period of the previous fiscal year.
Operating Results by Business Segment
(1)	Integrated Financial Services
(a)	Loans

In the loan business, which is our core business, we focused our efforts on the cross-selling of financial services, especially to owners of small and medium-sized businesses, between the companies in our group, and the expansion and functional enhancement of customer acquisition by conducting strategic alliances as part of our “Financial OEM Strategy”. In addition, we also focused our efforts on acquiring higher quality assets by promoting financing for real estate developers in major Metropolitan areas, in our Real Estate Financial Department.

Moreover, in order to further strengthen our sales and marketing activities for business owner loans, we adopted an organizational structure which enables us to concentrate on business owner loans by sales and marketing efforts of the Sales & Marketing Control Division, which consist of 36 offices. Also, we intensified our Wide loans receivable, which are loans to consumers, in the Tie-up Loan Department, which consist of 7 offices, to expand the business by promotion of both efficient and effective customer services.

Japanese GAAP
Consolidated Financial Statements
As a result of these efforts, the total balance of loans outstanding as of June 30, 2005 was ¥144,456 million, an increase of ¥12,761 million, or 9.7%, compared with the total balance of loans outstanding at the end of the corresponding period of the previous fiscal year.

(b)	Credit Guarantees

In the credit guarantee business, we focused our efforts on business expansion and promoting efficiency by pursuing synergistic effects by utilizing our credit expertise developed through our experience in the loan business and our alliance company’s customer databases and established brand value.

Our main alliance companies are:

• Sanyo Club Co., Ltd (A subsidiary of Sanyo Electric Credit Co., Ltd.)

• Shinsei Business Finance Co., Ltd. (A Joint Venture with Shinsei Bank, Limited; An equity-method affiliate)

• Chuo Mitsui Finance Service Co., Ltd. (A Joint Venture with The Chuo Mitsui Trust and Banking Co., Ltd.; An equity-method affiliate)

As a result of these efforts, the balance of guaranteed borrowings outstanding before the deduction of reserves for guarantee losses as of June 30, 2005 was ¥8,549 million, an increase of ¥4,034 million, or 89.3%, compared with the corresponding period of the previous fiscal year.

(c)	Leasing

In the leasing business, we focused our efforts on providing financial services such as leases and installment loans which are able to meet the capital needs, such as capital necessary for opening or expanding businesses, of small and medium-sized businesses that have experienced difficulties in fulfilling their financial needs in the existing lease market.

As a result of these efforts, the total assets held for leases and installment loans, net of unrealized revenue from installment loans, were ¥6,528 million, an increase of ¥4,939 million, or 310.9%, compared with the amount at the end of the corresponding period of the previous fiscal year.

(d)	Securities

In the securities business, NIS Securities Co., Ltd. which became a wholly-owned subsidiary through an equity acquisition in December 2004 is in process of entering the investment banking business, which provides proposals and offers for funding techniques through securitization, including underwriting and distributing small and medium-sized company’s stocks, debenture and commercial paper, as well as composition of funds.

Japanese GAAP
Consolidated Financial Statements
As a result of these operating activities, despite the expansion of the leasing business and the credit guarantee business, the operating revenues from integrated financial services for the three months ended June 30, 2005 were ¥8,818 million, a decrease of ¥389 million, or 4.2%, compared with the operating revenues from integrated financial services for the corresponding period of the previous fiscal year, due to a decrease in interest income from loans receivable resulting from the sale of most of our unsecured and unguaranteed consumer loans outstanding on June 1, 2004. Operating income from integrated financial services was ¥1,293 million, a decrease of ¥1,359 million, or 51.2%, compared with the operating income from integrated financial services for the corresponding period of the previous fiscal year, due to increases in costs of leases and installment loans from the expansion of our leasing business, as well as operating expenses of the securities business which we entered into in December 2004.
(2)	Loan Servicing

In the loan servicing business conducted principally by Nissin Servicer Co., Ltd, which utilizes credit management know-how and expertise developed through our experience in the integrated financial services business, the total of purchased loans receivable and purchased real estate for sale as of June 30, 2005 were ¥16,220 million, an increase of ¥10,810 million, or 199.8%, compared with the total of purchased loans receivable and purchased real estate for sale at the end of the corresponding period of the previous fiscal year. This is due to development in our loan servicing business by increasing the acquisition of specific money claims by approaching financial institutions and promotion of efficient collecting activities which take into consideration the customers’ revitalization and profit care. As a result of these efforts, operating revenues from loan servicing for the three months ended June 30, 2005 were ¥2,828 million, an increase of ¥1,418 million, or 100.6%, and operating income from loan servicing was ¥418 million, an increase of ¥166 million, or 66.3%, compared with the respective figures for the corresponding period of the previous fiscal year.

(3)	Other Businesses

In other businesses, Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd promotes entrepreneur support businesses by facilitating deals between small and medium-sized companies in Japan and China. Other businesses also include operations such as the life and non-life insurance agency business, real estate-related business and trading business.

As a result of these activities, operating revenues from other businesses for the three months ended June 30, 2005 were ¥84 million, compared with the operating revenues from other businesses of ¥4 million for the corresponding period of the previous fiscal year. However, operating losses from other businesses were ¥128 million, compared with the operating losses from other businesses of ¥12 million for the corresponding period of the previous fiscal year.

2)	Changes in Consolidated Financial Position

	June 30,		March 31,
	2004	2005	2005
	(in millions except percentages and per share data)
Total assets	¥196,971	¥221,605	¥226,287
Shareholders’ equity	61,438	63,763	65,793
Shareholders’ equity ratio (%)	31.2%	28.8%	29.1%
Shareholders’ equity per share (in yen)	242.77	102.10	127.11

Note: On November 19, 2004, NISSIN completed a 2-for-1 stock split and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split.

Japanese GAAP
Consolidated Financial Statements
Consolidated Cash Flows

	Three Months Ended June 30,		Year Ended March 31,
	2004	2005	2005
	(in millions)
Net cash provided by (used in) operating activities	¥40,800	¥(2,240)	¥ 16,202
Net cash used in investing activities	(2,107)	(3,431)	(15,825)
Net cash (used in) provided by financing activities	(20,880)	(1,849)	4,765
Cash and cash equivalents at end of period	38,056	17,883	25,376

Overview of Changes in Consolidated Financial Position
(1)	Assets, Liabilities and Shareholders’ Equity

As of June 30, 2005, total assets decreased by ¥4,681 million, or 2.1%, compared with total assets at the end of the previous fiscal year, to ¥221,605 million. This decrease is primarily attributable to a decrease of ¥2,819 million, or 11.8%, in investment securities reflecting the sale of investment securities and decreases in fair value, and a decrease of ¥7,187 million, or 27.8%, in cash and deposits due to adjustment of our outstanding cash position, despite of an increase of ¥1,187 million, or 0.7%, in operating assets reflecting the positive developments in leasing and loan servicing business, and an increase of ¥1,754 million or 36.2%, in investments in “Tokumei-Kumiai” for the purpose of acquiring of distressed loans in the loan servicing business, compared with the respective figures at the end of the previous fiscal year.

Total liabilities decreased by ¥2,647 million, or 1.7%, compared with total liabilities at the end of the previous fiscal year, to ¥156,696 million. This decrease is primarily attributable to a decrease in interest-bearing debt of ¥1,181 million, or 0.8%, including conversion of convertible bonds of ¥516 million, and a decrease in deferred tax liabilities of ¥1,829 million, or 38.1%, due to decreases in fair value of investment securities, compared with the respective figures at the end of the previous fiscal year.

Shareholders’ equity decreased by ¥2,029 million, or 3.1%, compared with total shareholders’ equity at the end of the previous fiscal year, to ¥63,763 million. Unrealized gains on investment securities decreased by ¥2,669 million, or 33.6%, due to the decreases in fair value of investment securities, while common stock and additional paid-in capital increased by ¥569 million, or 3.1%, due to factors such as conversion of convertible bonds, compared with the respective figures at the end of the previous fiscal year. Consequently, the shareholders’ equity ratio as of June 30, 2005 decreased to 28.8%, by 0.3%, compared with the shareholders’ equity ratio at the end of the previous fiscal year.

(2)	Cash Flows

As of June 30, 2005, cash and cash equivalents (hereinafter referred to as “cash” ) was ¥17,883 million, a decrease of ¥7,493 million, compared with cash and cash equivalents at the end of the previous fiscal year, reflecting cash used in acquisition of operating assets and payments for capital contributions, as well as net repayments of interest-bearing debt.

(Cash Flows from Operating Activities)

Net cash used in operating activities for the three months ended June 30, 2005 was ¥2,240 million, compared with net cash of ¥40,800 million provided by operating activities for the corresponding period of the previous fiscal year. This result is mainly attributable to income before income taxes of ¥2,454 million, a decrease of ¥3,634 million compared with income before income taxes for the corresponding period of the previous fiscal year, as well as ¥1,423 million used in net originations of notes and loans receivable, compared with ¥39,709 million provided by net collections of notes and loans receivable, including collections from the sale of consumer loans, for the corresponding period of the previous fiscal year, and ¥657 million used in net acquisitions of purchased loans receivable, compared with ¥227 million provided by net collections of purchased loans receivable for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

(Cash Flows from Investing Activities)

Net cash used in investing activities was ¥3,431 million for the three months ended June 30, 2005, compared with ¥2,107 million for the corresponding period of the previous fiscal year. This change is mainly attributable to ¥1,906 million used in purchases of investment securities in venture businesses, which have synergistic effects with our group, compared with ¥1,483 million used in purchases of investment securities for the corresponding period of the previous fiscal year, and ¥1,662 million used in payments for capital contributions mainly for investment in “Tokumei-Kumiai” for the purpose of acquiring distressed loans.

(Cash Flows from Financing Activities)

Net cash used in financial activities was ¥1,849 million for the three months ended June 30, 2005, compared with ¥20,880 million for the corresponding period of the previous fiscal year. This change is mainly attributable to ¥717 million used in net repayments of interest-bearing debt, compared with ¥20,697 million used in net repayments of interest-bearing debt for the corresponding period of the previous fiscal year, and dividend payments of ¥1,184 million due to the change in our dividend policy to target a dividend payout ratio of 30% based on the consolidated net income beginning from the previous fiscal year, compared with dividend payments of ¥534 million for the corresponding period of the previous fiscal year.

(Reference 1) Summary of non-consolidated financial position and financial results as of and for the three months ended June 30, 2005.

Three Months Ended
June 30, 2005
(in millions)
Operating revenues	¥7,861
Operating income	1,435
Ordinary income	1,659
Net income	1,720

June 30, 2005
(in millions)
Total assets	¥201,394
Shareholders’ equity	62,662

3.	Consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2006
Full-year Forecasts and the Underlying Assumptions
In loan servicing business, purchases of loans receivable and real estate for sale exceed our initial projection, and revenue from purchased loans is expected to increase from the three months ended September 30, 2005 onward. As a result, we have revised our operating revenues and ordinary income forecasts.

Japanese GAAP
Consolidated Financial Statements
With respect to net income, in addition to the reasons mentioned above, special gains were recognized due to the sales of portions of our holdings of shares, such as shares of TransDigital Inc. (JASDAQ:9712). As a result, we recognized gains on sales of investment securities of ¥683 million during the three months ended June 30, 2005, and expect to recognize ¥560 million during the three months ending September 30, 2005, therefore we have revised upward our financial forecasts for the six months ending September 30, 2005 and the year ending March 31, 2006.
For detailed information, please refer to our press release “Notice Regarding Adjustments in Financial Forecasts” dated August 4, 2005.
Financial forecasts for the six months ending September 30, 2005 and the year ending March 31, 2006 are as follows:
Consolidated:

	Six Months Ending September 30, 2005	Year Ending March 31, 2006
	(in millions except per share data)
Operating revenues	¥ 25,144	¥ 58,465
Ordinary income	4,062	11,678
Net income	2,974	7,126
Net income per share (in yen)	4.76	11.28

Note:	Net income per share for the year ending March 31, 2006 is calculated by using the number of outstanding shares of common stock at June 30, 2005. In addition, NISSIN will conduct a 2-for-1 stock split on November 18, 2005. If the number of outstanding shares of common stock at June 30, 2005 is adjusted to reflect the stock split (1,249,054,192 shares), net income per share for the year ending March 31, 2006 would be forecasted to be ¥5.64.
Non-consolidated:

	Six Months Ending September 30, 2005	Year Ending March 31, 2006
	(in millions except per share data)
Operating revenues	¥ 16,241	¥ 34,062
Ordinary income	3,281	8,352
Net income	2,678	5,616
Net income per share (in yen)	4.29	8.88

Note:	Net income per share for the year ending March 31, 2006 is calculated by using the number of outstanding shares of common stock at June 30, 2005. In addition, NISSIN will conduct a 2-for-1 stock split on November 18, 2005. If the number of outstanding shares of common stock at June 30, 2005 is adjusted to reflect the stock split (1,249,054,192 shares), net income per share for the year ending March 31, 2006 would be forecasted to be ¥4.44.

Japanese GAAP
Consolidated Financial Statements
— Special Note Regarding Forward-looking Statements —
These materials contain forward-looking statements about our industry, our business, our plans, and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and be worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated results, estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct.
Important risks and factors that could cause our actual results to differ materially from the forward-looking statements include, without limitation:
•	the effect of weak domestic economic conditions;

•	intensified customer acquisition competition by entry of major financial institutions and IT companies;

•	misconduct by an employee or director and our exposure to negative publicity of the consumer or business finance industries generally or us specifically;

•	the effect of potential changes to legislation and accompanying enforcement, and restrictions and regulations associated with domestic or U.S. law;

•	the growing variety of legal means with which debtors can seek protection from creditors;

•	availability of funding on favorable terms and potential changes to government policy, including Japan’s monetary policy;

•	the reliability of information or technological systems and networks;

•	the influence of our president and his family over important decisions;

•	the effect of economic environment over our operating assets portfolio;

•	the effect of the change in investment market environment, and

•	our ability to pursue and maintain profitable joint ventures and strategic alliances.
Risk and uncertainties which may affect our business results are not limited to the factors listed above, as unknown risks and uncertainties may be as yet unexpected to us.

Japanese GAAP
Consolidated Financial Statements
Attachment
1.	Consolidated Financial Statements
1)	Consolidated Balance Sheets

	June 30,				March 31,
	2004		2005		2005
		Percentage of		Percentage of		Percentage of
	Amount	Total Assets	Amount	Total Assets	Amount	Total Assets
			(in millions except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥37,219		¥18,632		¥25,820
Notes and loans receivable	131,695		144,456		145,307
Purchased loans receivable	4,813		15,354		14,862
Purchased real estate for sale	596		865		668
Other	5,491		14,168		10,509
Allowance for loan losses	(7,415)		(8,697)		(8,322)

Total Current Assets	172,401	87.5	184,780	83.4	188,845	83.5

Fixed Assets:
Tangible fixed assets
Assets held for leases	505		2,453		2,131
Land	355		356		356
Other	629		673		681

Total tangible fixed assets	1,491		3,483		3,168

Intangible fixed assets	1,591		2,545		2,618

Investments and other assets
Investment securities	18,874		21,406		24,235
Other	5,909		12,693		10,588
Allowance for loan losses	(3,297)		(3,304)		(3,170)

Total investments and other assets	21,486		30,795		31,653

Total Fixed Assets	24,569	12.5	36,824	16.6	37,441	16.5

Total Assets	¥196,971	100.0	¥221,605	100.0	¥226,287	100.0

(Continued)

Japanese GAAP
Consolidated Financial Statements
(Continued)

	June 30,				March 31,
	2004		2005		2005
		Percentage		Percentage		Percentage
		of Total Liabilities,		of Total Liabilities,		of Total Liabilities,
		Minority Interests		Minority Interests		Minority Interests
		and Shareholders’		and Shareholders’		and Shareholders’
	Amount	Equity	Amount	Equity	Amount	Equity
			(in millions except percentages)
LIABILITIES:
Current Liabilities:
Accounts payable	¥407		¥296		¥411
Short-term borrowings	3,400		6,820		9,016
Current portion of long-term borrowings	49,601		52,291		53,835
Current portion of bonds	10,060		5,060		5,060
Commercial paper	2,600		4,000		3,500
Accrued income taxes	1,226		1,101		716
Accrued bonuses	273		263		677
Reserve for guarantee losses	139		446		370
Other	2,012		2,833		2,464

Total Current Liabilities	69,720	35.4	73,112	33.0	76,053	33.6
Long-term Liabilities:
Bonds	6,210		17,150		9,650
Convertible bond	10,000		8,426		8,942
Long-term borrowings	40,507		49,282		52,683
Asset backed commercial paper	4,801		5,148		6,672
Accrued retirement benefits – directors and statutory auditors	333		330		330
Other	3,787		3,178		4,943

Total Long-term Liabilities	65,640	33.3	83,516	37.7	83,221	36.8

Statutory Reserve
Reserve for securities transactions	—		68		68

Total Statutory Reserve	—	—	68	0.0	68	0.0

Total Liabilities	135,361	68.7	156,696	70.7	159,344	70.4

MINORITY INTERESTS:
Minority interests	172	0.1	1,145	0.5	1,150	0.5

SHAREHOLDERS’ EQUITY:
Common stock	7,245	3.7	8,037	3.6	7,779	3.4
Additional paid-in capital	9,736	4.9	10,776	4.9	10,465	4.6
Retained earnings	40,293	20.4	42,608	19.2	42,659	18.9
Unrealized gains on investment securities	7,796	4.0	5,266	2.4	7,935	3.5
Foreign currency translation adjustment	—	—	21	0.0	(8)	(0.0)
Treasury stock	(3,633)	(1.8)	(2,947)	(1.3)	(3,037)	(1.3)

Total Shareholders’ Equity	61,438	31.2	63,763	28.8	65,793	29.1

Total Liabilities, Minority Interests and Shareholders’ Equity	¥196,971	100.0	¥221,605	100.0	¥226,287	100.0

Japanese GAAP
Consolidated Financial Statements
2)	Consolidated Statements of Income

	Three Months Ended June 30,				Year Ended March 31,
	2004		2005		2005
		Percentage		Percentage		Percentage
		of Total		of Total		of Total
		Operating		Operating		Operating
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(in millions except percentages)
Operating Revenues:
Interest income from notes and loans receivable	¥8,474		¥6,927		¥29,250
Revenue from purchased loans	1,145		1,824		10,095
Other financial income	0		0		0
Other operating income	1,002		2,978		6,522

Total operating revenues	10,622	100.0	11,730	100.0	45,867	100.0
Operating Expenses:
Financial costs	766		598		2,733
Costs of purchased loans collected	493		1,190		6,850
Other operating expenses	6,467		8,272		27,664

Total operating expenses	7,726	72.7	10,062	85.8	37,248	81.2

Operating Income	2,896	27.3	1,668	14.2	8,619	18.8

Other Income	13	0.1	268	2.3	617	1.3
Other Expenses	155	1.5	161	1.4	644	1.4

Ordinary Income	2,753	25.9	1,775	15.1	8,592	18.7

Special Gains	3,346	31.5	683	5.8	5,641	12.3
Special Losses	10	0.1	4	0.0	2,870	6.3

Income Before Income Taxes and Minority Interests	6,089	57.3	2,454	20.9	11,363	24.7

Income Taxes:
Current	1,223		1,184		3,219
Deferred	1,394		(82)		1,431

Total income taxes	2,618	24.6	1,102	9.4	4,651	10.1

Minority Interests	11	0.1	30	0.2	185	0.4

Net Income	¥3,460	32.6	¥1,322	11.3	¥6,525	14.2

Japanese GAAP
Consolidated Financial Statements
3)	Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Year Ended March 31,
	2004	2005	2005
	Amount	Amount	Amount
	(in millions)
Operating Activities
Income before income taxes	¥6,089	¥2,454	¥11,363
Depreciation and amortization	50	335	664
Provision for loan losses	(3,533)	509	(2,755)
Accrued bonuses	(345)	(414)	58
Interest income on deposits and dividends	(4)	(177)	(28)
Interest expenses	786	682	2,877
Losses on sales of fixed assets	—	(0)	—
Charge-offs of loans receivable	2,503	2,188	8,768
Interest receivable	309	21	229
Advanced interest received	4	(0)	(9)
Directors’ and statutory auditors’ bonuses	(72)	(83)	(72)
Other	(144)	(3,398)	(1,974)

Sub-total	5,642	2,117	19,123
Interest on deposits and dividends received	4	177	28
Interest paid	(790)	(615)	(2,956)
Income taxes paid	(2,756)	(799)	(5,266)

Sub-total	2,100	880	10,928
Loan originations	(25,714)	(31,143)	(118,812)
Collections of loans receivable	33,495	29,719	107,110
Proceeds from sales of loans receivable	31,927	—	32,696
Loans purchased	(266)	(2,540)	(16,896)
Collections of purchased loans	493	1,183	6,708
Proceeds from sales of purchased loans	—	700	—
Purchases of assets held for leases	(302)	(558)	(2,466)
Installment loans, net	(934)	(481)	(3,065)

Net cash provided by (used in) operating activities	40,800	(2,240)	16,202

Investing Activities
Deposits of restricted cash in banks, net	(153)	—	(408)
Time deposits	—	(56)	(25)
Purchases of tangible fixed assets	(24)	(66)	(84)
Proceeds from sales of tangible fixed assets	—	0	—
Purchases of intangible fixed assets	(434)	(38)	(1,474)
Purchases of investment securities	(1,483)	(1,906)	(9,003)
Proceeds from sales of investment securities	34	924	1,844
Payments for capital contributions	—	(1,662)	(4,559)
Other	(44)	(625)	(2,113)

Net cash used in investing activities	¥(2,107)	¥(3,431)	¥(15,825)

(Continued)

Japanese GAAP
Consolidated Financial Statements
(Continued)

	Three Months Ended June 30,		Year Ended March 31,
	2004	2005	2005
	Amount	Amount	Amount
		(in millions)
Financing Activities
Deposits of restricted cash in banks	¥—	¥(683)	¥—
Proceeds from withdrawal of restricted cash in banks	—	433	—
Proceeds from short-term borrowings	5,300	4,167	20,400
Repayments of short-term borrowings	(4,000)	(6,378)	(13,483)
Proceeds from commercial paper	4,600	2,000	15,100
Repayments of commercial paper	(5,200)	(1,500)	(14,800)
Proceeds from long-term borrowings	8,100	9,300	70,085
Repayments of long-term borrowings	(16,332)	(14,245)	(61,907)
Proceeds from bonds	—	7,463	8,445
Payments for redemption of bonds	(11,500)	(0)	(21,560)
Increase of asset backed commercial paper	—	—	5,294
Decrease of asset backed commercial paper	(1,664)	(1,523)	(5,087)
Increase of long-term deposits	(21)	(23)	(922)
Decrease of long-term deposits	35	40	965
Dividends paid	(534)	(1,184)	(1,298)
Purchases of treasury stock	(0)	(0)	(1)
Proceeds from sales of treasury stock	108	144	909
Proceeds from exercise of stock warrants	53	—	42
Proceeds from issuance of new shares by subsidiaries	1	—	2,132
Other	175	140	450

Net cash (used in) provided by financing activities	(20,880)	(1,849)	4,765

Effect of exchange rate changes on cash and cash equivalents	—	27	(8)
Net increase (decrease) in cash and cash equivalents	17,813	(7,521)	5,142
Cash and cash equivalents at beginning of period	20,243	25,376	20,243

Cash and cash equivalents at end of period	¥38,056	¥17,883	¥25,376

Japanese GAAP
Consolidated Financial Statements
4)	Significant Items Relating to the Preparation of Consolidated Financial Statements
(1)	Scope of Consolidation
All subsidiaries are consolidated.

1.	Number of consolidated subsidiaries:	11 companies

2.	Names of consolidated subsidiaries:	Nissin Servicer Co., Ltd., NIS Securities Co., Ltd, Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., NIS Lease Co., Ltd., NIS Property Co., Ltd., NIS Trading Co., Ltd., NIS Real Estate Co., Ltd., Nissin Insurance Co., Ltd., J One Investment Co., Ltd., Miyako Capital Co. Ltd., and Bird’s Eye Technological Investment Corporation
(2)	Application of the Equity Method

1.	Number of equity-method affiliates:	8 companies

2.	Names of equity-method affiliates:	Shinsei Business Finance Co., Ltd., Webcashing.com Co., Ltd., Chuo Mitsui Finance Service Co., Ltd., CN Capital Co., Ltd., CN Two Co., Ltd., and other 3 companies
3.	If the balance sheet date of an equity-method affiliate is different from that of the Company’s consolidated financial statements, the Company’s consolidated financial statements are prepared by using such equity-method affiliate’s financial statements for the relevant accounting period with the exception of Webcashing.com Co., Ltd., CN Two Co., Ltd. and another company. In addition, the Company’s consolidated financial statements are prepared by using Webcashing.com Co., Ltd.’s adjusted financial statements as of the Company’s consolidated balance sheet date. Also, the Company’s consolidated financial statements are prepared by using CN Two Co., Ltd. and another company’s adjusted financial statements as of and for the three months ended May 31, 2005.
(3)	Balance Sheet Date of Consolidated Subsidiaries

The balance sheet date of Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., consolidated subsidiary, is March 31, which is different from the date of the Company’s consolidated balance sheet date.

The Company’s consolidated financial statements as of and for the three months ended June 30, 2005, are prepared using Matsuyama Nissin Investment & Consulting’s financial statements as of and for the three months ended March 31, 2005, and only significant transactions that occurred within the Company’s consolidated balance sheet date are taken into account for consolidation purposes.

(4)	Changes in Accounting Policies

Revenue from Purchased Loans and Costs of Purchased Loans Collected

The tender collected by other financial institutions on behalf of the Company was recorded as “Revenue from purchased loans” included in “Operating revenues”, and the cost related to the tender was recorded as “Costs of purchased loans collected” included in “Operating expenses”. However, as the tender collected by other financial institutions on behalf of the company has tended to increase, the previous method has been changed to the method of offsetting “Revenue from purchased loans” included in “Operating revenues” with “Cost of purchased loans collected” included in “Operating expenses” beginning from the three months ended June 30, 2005.

Japanese GAAP
Consolidated Financial Statements
We have made this change in order to eliminate the instability of the substitute tender collection from periodic profits and losses, and reflect the results of the Company’s direct operating activities. Consequently, it will result in presenting a more accurate picture of the Company’s actual business condition in the consolidated statement of income.

As a result of this change in accounting policy, compared with the previous method, the amount of “Revenue from purchased loans” included in “Operating revenues” and “Costs of purchased loans collected” included in “Operating expenses” for the three months ended June 30, 2005 decreased by ¥367 million, respectively.

(5)	Additional Information

Consolidated Statements of Cash Flows

Deposits, which are restricted in respect with withdrawal under the clauses of a borrowing contract, were previously recorded as “Deposits of restricted cash in banks, net” in “Cash flows from investing activities”. However, as the transaction volume of these restricted deposits tend to increase and the amount become significant, in order to present a more accurate cash flow condition, the previous net presentation method has been changed to the gross presentation method, and were presented separately as “Deposits of restricted cash in banks” and “Proceeds from withdrawal of restricted cash in banks” in “Cash flows from financing activities”, instead of in “Cash flows from investing activities”, beginning from the three months ended June 30, 2005.

As a result of this change, compared with the previous presentation method, “Cash flows from investing activities” for the three months ended June 30, 2005 increased by ¥250 million, and “Cash flows from financing activities” for the three months ended June 30, 2005 decreased simultaneously.

Japanese GAAP
Consolidated Financial Statements
5)	Significant Subsequent Events
1.	On July 6, 2005, the Board of Directors approved a resolution on issuance of stock options to directors and employees.

1) Issue date:	July 15, 2005
2) Number of stock options:	36,000 units (Number of shares subject to the stock options shall be 100 shares per unit)
3) Issue price:	Free of charge
4) Type of shares:	Common stock
5) Number of shares of common stock issuable upon exercise:	3,600,000 shares
6) Requirement for grantee:	The Company’s directors, statutory auditors, corporate advisors, persons with short-term contracts, employees, including employees of the Company loaned to other companies and employees of other companies loaned to the Company, or NISSIN’s business partner’s directors, statutory auditors or certain employees which are approved by the Board of Directors.
Number of grantee: 251 persons
7) Exercise price:	¥231 per share
8) Exercise period:	From August 1, 2005 to July 31, 2008

2.	On August 4, 2005, the Board of Directors approved a stock split as follows:

1) Stock split method:	2-for-1 stock split for all shares owned by the shareholders of record on September 30, 2005
2) Type of shares:	Common stock
3) Stock split date:	November 18, 2005
4) Initial date in reckoning dividend:	October 1, 2005

     If the stock split is deemed to have occurred on April 1, 2004, per share data are adjusted retroactively as follows:

			Year Ended
	Three Months Ended June 30,		March 31,
	2004	2005	2005

		(in yen)
Shareholders’ equity per share	¥50.58	¥51.05	¥52.96
Net income per share:
Basic	2.85	1.06	5.28
Diluted	2.59	0.97	4.80

Japanese GAAP
Consolidated Financial Statements
2.	Segment Information
(1)	Business Segment Information

Business segment information for the three months ended June 30, 2004 is as follows:

	Three Months Ended June 30, 2004
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated
			(in millions)
Operating revenues and operating income
Operating revenues:
(1) Operating revenues from third parties	¥9,208	¥1,410	¥4	¥10,622	¥—	¥10,622
(2) Operating revenues from intersegment sales or transfers	6	—	11	18	(18)	—

Total operating revenues	9,215	1,410	16	10,641	(18)	10,622

Operating expenses	6,562	1,158	28	7,749	(22)	7,726

Operating income (losses)	¥2,652	¥251	¥(12)	¥2,892	¥3	¥2,896

Notes:	1.	Classification of business segments
Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.
	2.	Main description of each business segment
		(1) Integrated financial services:	Provision of loan products to individuals, including consumers, small business owners and sole proprietors
Provision of leases and other
Provision of guarantee services
		(2) Loan servicing:	Management, collection and acquisition of specific money claims
		(3) Other businesses:	Real estate related business
Agent for life or non-life insurance companies and other
Business segment information for the three months ended June 30, 2005 is as follows:

	Three Months Ended June 30, 2005
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated
			(in millions)
Operating revenues and operating income
Operating revenues:
(1) Operating revenues from third parties	¥8,818	¥2,828	¥84	¥11,730	¥—	¥11,730
(2) Operating revenues from intersegment sales or transfers	68	2	25	96	(96)	—

Total operating revenues	8,886	2,830	109	11,826	(96)	11,730

Operating expenses	7,593	2,412	237	10,243	(180)	10,062

Operating income (losses)	¥1,293	¥418	¥(128)	¥1,583	¥84	¥1,668

Notes:	1.	Classification of business segments
Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.
	2.	Main description of each business segment
		(1) Integrated financial services:	Provision of loan products to individuals, including consumers, small business owners and sole proprietors
Provision of leases and other
Provision of guarantee services
Securities business
		(2) Loan servicing:	Management, collection, acquisition and investment of specific money claims
		(3) Other businesses:	Real estate-related business
Business owner support services
Wholesale trading
Agent for life or non-life insurance companies and other

Japanese GAAP
Consolidated Financial Statements
Business segment information for the year ended March 31, 2005 is as follows:

	Year Ended March 31,
	2005
	Integrated
	Financial	Loan	Other
	Services	Servicing	Businesses	Total	Eliminations	Consolidated
			(in millions)
Operating revenues and operating income
Operating revenues:
(1) Operating revenues from third parties	¥34,043	¥11,670	¥154	¥45,867	¥—	¥45,867
(2) Operating revenues from intersegment sales or transfers	103	32	82	217	(217)	—

Total operating revenues	34,146	11,702	236	46,085	(217)	45,867

Operating expenses	27,552	9,775	287	37,615	(367)	37,248

Operating income (losses)	¥6,594	¥1,926	¥(51)	¥8,470	¥149	¥8,619

Notes:	1.	Classification of business segments
Business segments are classified by taking into consideration the similarity of the nature and essence of businesses and the operating transactions.
	2.	Main description of each business segment
		(1) Integrated financial services:	Provision of loan products to individuals, including consumers, small business owners and sole proprietors
Provision of leases and other
Provision of guarantee services
Securities business
		(2) Loan servicing:	Management, collection, acquisition and investment of specific money claims
		(3) Other businesses:	Real estate-related business
Business owner support services
Wholesale trading
Agent for life or non-life insurance companies and other
(2)	Geographical Segment Information

Geographical segment information is omitted for the three months ended June 30, 2004, as the Company has no subsidiary or office outside Japan during the corresponding period.

Geographical segment information is omitted for the year ended March 31, 2005 and the three months ended June 30, 2005, as domestic operating revenues accounted for more than 90% of the total operating revenues for all segments during the corresponding period.

(3)	Overseas Operating Revenues

Overseas operating revenues information is omitted for the three months ended June 30, 2004, as the company has no overseas operating revenues during the corresponding period.

Overseas operating revenues information is omitted for the year ended March 31, 2005 and the three months ended June 30, 2005, as overseas operating revenues accounted for less than 10% of the total operating revenues during the corresponding period.

Japanese GAAP
Consolidated Financial Statements
3.	Operating Data
1)	Consolidated Operating Results
1.	Operating Revenues by Business Segment

	Three Months Ended June 30,
	2004		2005		Change
		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	Percentage
			(in millions except percentages)
Integrated financial services
Interest income from notes and loans receivable:
Small business owner loans	¥2,714	25.6%	¥2,769	23.6%	¥54	2.0%
Business Timely loans	1,196	11.3	1,331	11.4	134	11.3
Secured loans	223	2.1	401	3.4	177	79.5
Notes receivable	28	0.2	6	0.1	(22)	(79.0)
Wide loans	2,787	26.2	2,242	19.1	(545)	(19.6)
Consumer loans	1,523	14.3	176	1.5	(1,346)	(88.4)

Total interest income from notes and loans receivable	8,474	79.7	6,927	59.1	(1,547)	(18.3)

Other financial income	0	0.0	0	0.0	0	806.9
Other operating income:
Loan origination fees	258	2.4	352	3.0	94	36.4
Recovery from loans previously charged off	185	1.8	170	1.5	(14)	(7.9)
Guarantee fees received	152	1.4	296	2.5	143	94.0
Revenue from leases and installment loans	113	1.1	889	7.6	775	683.6
Other	23	0.3	182	1.5	158	672.3

Total other operating income	733	7.0	1,891	16.1	1,157	157.7

Sub-total	9,208	86.7	8,818	75.2	(389)	(4.2)

Loan servicing
Revenue from purchased loans	1,145	10.8	1,824	15.6	678	59.2
Other operating income	264	2.5	1,003	8.5	739	279.6

Sub-total	1,410	13.3	2,828	24.1	1,418	100.6

Other businesses
Other operating income	4	0.0	84	0.7	79	—

Total	¥10,622	100.0%	¥11,730	100.0%	¥1,107	10.4%

Notes:	1)	Business segments presented above are identical to the business segments presented in “ Business Segment Information” .

	2)	Consumption taxes are excluded from the amounts presented above.

Japanese GAAP
Consolidated Financial Statements
2.	Operating Assets by Business Segment

	June 30,
	2004		2005		Change
		Percentage		Percentage
	Amount	of Total	Amount	of Total	Amount	Percentage
			(in millions except percentages)
Integrated financial services
Notes and loans receivable	¥131,695	94.9%	¥144,456	85.6%	¥12,761	9.7%
Assets held for leases and installment loans	1,588	1.1	6,528	3.9	4,939	310.9
Other	105	0.1	1,470	0.9	1,365	—

Sub-total	133,389	96.1	152,456	90.4	19,067	14.3

Loan servicing
Purchased loans receivable and purchased real estate for sale	5,409	3.9	16,220	9.6	10,810	199.8

Total	¥138,799	100.0%	¥168,676	100.0%	¥29,877	21.5%

Notes:	1)	Installment loans included in “Assets held for leases and installment loans” represent the amounts of total installment loans less the amounts of unrealized revenue from installment loans.

	2)	Other than those presented above, guaranteed borrowings outstanding in connection with the credit guarantee business in integrated financial services are as follows:

	June 30,
	2004	2005	Change
	Amount	Amount	Amount	Percentage
	(in millions except percentages)
Guaranteed borrowings outstanding	¥4,515	¥8,549	¥4,,034	89.3%

Note: The amounts of guaranteed loans outstanding presented above are the amounts before deduction of reserves for guarantee losses.
3.	Loans Outstanding by Product

	June 30,
	2004			2005			Change
	Number of		Percentage	Number of		Percentage	Number of
	Accounts	Amount	of Total	Accounts	Amount	of Total	Accounts	Amount	Percentage
	(in millions except accounts and percentages)
Small business owner loans	23,774	¥54,012	41.0%	22,850	¥55,511	38.4%	(924)	¥1,499	2.8%
Business Timely loans	16,341	18,762	14.3	17,484	22,396	15.5	1,143	3,634	19.4
Secured loans	281	3,760	2.8	392	19,450	13.5	111	15,690	417.3
Notes receivable	137	221	0.2	84	149	0.1	(53)	(72)	(32.6)
Wide loans	33,085	53,070	40.3	29,241	44,083	30.5	(3,844)	(8,987)	(16.9)
Consumer loans	6,294	1,867	1.4	9,120	2,865	2.0	2,826	997	53.4

Total	79,912	¥131,695	100.0%	79,171	¥144,456	100.0%	(741)	¥12,761	9.7%

Note: There were no subsidiaries with any loans outstanding at June 30, 2004 and 2005.

Japanese GAAP
Consolidated Financial Statements
(Reference) The results of operations by quarters for the year ended March 31, 2005 and the year ending March 31, 2006 are as follows:
Year Ending March 31, 2006 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(April 1, 2005 ~	(July 1, 2005 ~	(October 1, 2005 ~	(January 1, 2006 ~
	June 30, 2005)	September 30, 2005)	December 31, 2005)	March 31, 2006)
	(in millions except per share data)
Operating revenues	¥11,730	—	—	—
Operating income	1,668	—	—	—
Ordinary income	1,775	—	—	—
Income before income taxes	2,454	—	—	—
Net income	1,322	—	—	—
Net income per share (in yen):
Basic	2.12	—	—	—
Diluted	1.93	—	—	—
Total assets	221,605	—	—	—
Shareholders’ equity	63,763	—	—	—
Shareholders’ equity per share (in yen)	102.10	—	—	—
Net cash used in operating activities	(2,240)	—	—	—
Net cash used in investing activities	(3,431)	—	—	—
Net cash used in financing activities	(1,849)	—	—	—
Cash and cash equivalents at end of period	17,883	—	—	—

Year Ended March 31, 2005 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(April 1, 2004 ~	(July 1, 2004 ~	(October 1, 2004 ~	(January 1, 2005~
	June 30, 2004)	September 30, 2004)	December 31, 2004)	March 31, 2005)
	(in millions except per share data)
Operating revenues	¥10,622	¥10,190	¥10,843	¥14,210
Operating income	2,896	1,707	2,341	1,674
Ordinary income	2,753	2,016	2,357	1,465
Income before income taxes	6,089	3,506	1,778	(11)
Net income	3,460	2,593	509	(37)
Net income per share (in yen):
Basic	13.68	10.21	1.00	(0.23)
Diluted	12.42	8.51	0.98	—
Net income per share after retroactive adjustment (in yen):
Basic	5.70	4.25	0.83	(0.19)
Diluted	5.18	3.55	0.82	—
Total assets	196,971	189,898	209,273	226,287
Shareholders’ equity	61,438	59,585	61,045	65,793
Shareholders’ equity per share (in yen)	242.77	234.07	113.20	127.11
Shareholders’ equity per share after retroactive adjustment (in yen)	101.15	97.53	94.33	105.92
Net cash provided by (used in) operating activities	40,800	(5,684)	(9,773)	(9,140)
Net cash used in investing activities	(2,107)	(8,795)	(1,724)	(3,198)
Net cash (used in) provided by financing activities	(20,880)	(1,970)	16,529	11,087
Cash and cash equivalents at end of period	38,056	21,605	26,636	25,376

Note:	On November 19, 2004, NISSIN completed a 2-for-1 stock split and on May 20, 2005, NISSIN completed a 1.2-for-1 stock split. The retroactively adjusted per share data figures were added in the presentation for the year ended March 31, 2005 to reflect these stock splits.